EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on First Mortgage Bonds	$12,712	$9,503	$6,178	$2,206	$-
Interest on Other Long-term Debt	13,525	16,367	18,300	23,429	26,467
Interest on Short-term Debt	2,552	3,295	2,329	1,751	1,104
Miscellaneous Interest Charges	869	2,523	1,059	1,084	1,772
Estimated Interest Element in Lease Rentals	1,200	1,700	1,200	1,000	600

Total Fixed Charges	$30,858	$33,388	$29,066	$29,470	$29,943

Earnings:
Net Income Before Cumulative Effect
of Accounting Change	$25,430	$20,763	$21,565	$20,567	$33,464
Plus Federal Income Taxes	12,993	17,884	9,553	9,235	9,764
Plus State Income Taxes (Credits)	2,784	2,457	489	1,627	(89)
Plus Fixed Charges (as above)	30,858	33,388	29,066	29,470	29,943

Total Earnings	$72,065	$74,492	$60,673	$60,899	$73,082

Ratio of Earnings to Fixed Charges	2.33	2.23	2.08	2.06	2.44